Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Board and Senior Leadership Transition
Yiannis Papanicolaou Appointed as Interim Chairman of the Board
Board Names Jean Jose Metey Interim President; Continues Search Process to Identify Permanent Leader

NEW YORK, June 16, 2017 -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that its Board of Directors has appointed Yiannis Papanicolaou as interim Chairman of the Board, effective immediately.  Mr. Papanicolaou succeeds Peter Georgiopoulos as Chairman. Mr. Georgiopoulos and John Tavlarios have stepped down from the Board, effective immediately, and have agreed to continue to work with the Board as consultants to facilitate the Company's senior management transition.
The Company also announced that the Board has appointed Jean Jose ("JJ") Metey as interim President of Aegean, effective immediately. Mr. Metey joined Aegean in 2006 and most recently served as Director of Corporate Development. Mr. Metey will be supported by Aegean's senior management team, who will assist in overseeing the Company's operations and strategy. The Company continues to engage in a comprehensive search process to identify a new permanent President.
"Since joining the Board in 2006, I have worked collaboratively with my fellow directors and the management team, and I look forward to serving as interim Chairman during such an important time and safeguarding a smooth transition until the appointment of a permanent Chairman," said Mr. Papanicolaou. "On behalf of the Company, I want to thank Messrs Georgiopoulos and Tavlarios for their contributions to Aegean throughout the years and wish them well in their future endeavors."
Mr. Papanicolaou continued, "As an executive at Aegean for more than 11 years, I believe JJ is well suited to assume the role of President on an interim basis while the Board continues a thorough search to identify the right candidate to lead the Company and achieve future growth."
"I am honored to take on the role of interim President, and look forward to working with the rest of the talented management team as we continue to serve our clients across the globe and drive value for shareholders," said Mr. Metey.
About Jean Jose Metey
Mr. Metey, Director of Corporate Development at Aegean, has more than thirty years of management and executive experience in the oil and servicing industry. Prior to joining Aegean in 2006, Mr. Metey spent more than twenty years in various roles with BP, including Head of Bunkering with BP France and General Manager of Business Development at BP IST (International Supply and Trading).
About Yiannis Papanicolaou
Mr. Papanicolaou has been a member of Aegean's Board of Directors since 2006 and serves as Chairman of Aegean's compensation committee and a member of the audit committee and nominating and corporate governance committee. Prior to joining Aegean, Mr. Papanicolaou served as Director General of the International Center for Black Sea Studies and as Alternate Governor of Greece at the Black Sea Trade and Development Bank. Mr. Papanicolaou spent his earlier career serving in various government positions, including Chief Economic Advisor to the Prime Minister of Greece, Chairman of the Council of Economic Advisors to the Ministry of National Economy and Special Advisor to the Minister of Foreign Affairs of the Hellenic Republic. Mr. Papanicolaou has also served as a chairman, deputy chairman, director, and consultant to various European companies.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 29 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to attract and retain senior management and other key employees, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.

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